The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, CA 92656
August 7, 2017
VIA EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	The New Home Company Inc. and co-registrant guarantors
Registration Statement on Form S-4
Filed August 3, 2017
File No. 333-219647
Dear Ms. Long:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, The New Home Company Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on August 9, 2017, or as soon thereafter as practicable.
We acknowledge the following:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.
Very truly yours,

THE NEW HOME COMPANY INC., a Delaware corporation

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Vice President, General Counsel & Secretary